SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


      Date of Report (Date of earliest event reported): September 30, 2002



                            MERRILL LYNCH CANADA INC.
                               [Initial Depositor]
                 (Translation of registrant's name into English)


                          CP HOLDRSSM Deposit Facility
                      [Issuer with respect to the receipts]


                              BCE Place, Suite 400
                                 181 Bay Street
                             Toronto, Ontario M5J2V8
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F_____    Form 40-F______




         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes ______                No  X
                                               ----

                                    EXHIBITS


Exhibit 1 Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended September 30, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 1, 2002                   MERRILL LYNCH CANADA INC.



                                          By: /s/ Ronald S. Lloyd
                                              -------------------------------
                                          Name:  Ronald S. Lloyd
                                          Title: President and Chief Operating
                                                 Officer